                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-18114

(Check one):

[X] Form 10-K     [ ] Form 10-KSB      [ ] Form 11-K        [ ] Form N-SAR
[ ] Form 20-F     [ ] Form 10-Q        [ ] Form 10-QSB

                        For the year ended June 30, 1999

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

                For the transition period ended _________________

     Read attached Instruction Sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            VirtualFund.com, Inc.
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Former name if applicable: LaserMaster Technologies, Inc.
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Address of principal executive office (street and number): 7090 Shady Oak Road
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City, State and Zip Code:  Eden Prairie, Minnesota 55344
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                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

     The Registrant was unable to file the Annual Report on Form 10-K for the year ended June 30, 1999 (the "Report") without unreasonable effort or expense due to delays in gathering certain information for inclusion therein.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

            James Horstmann                       (612) 941-8687
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                (Name)                    (Area Code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

                                                        [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's results of operations for the fiscal year ended June 30, 1999 will reflect a net loss of $7,823,113. In comparison, the Company recorded net income of $1,840,832 for the fiscal year ended June 30, 1998. These results were released to the market via a press release on August 12, 1999. The financial information released at that time is not expected to change in the subject report.

                                   SIGNATURES

                              VirtualFund.com, Inc.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 1999                By:  /s/ James Horstmann
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                                             James Horstmann

                                        Its: Chief Financial Officer
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